SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Real Goods Solar, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

75601N302
(CUSIP Number)

December 31, 2016
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75601N302	13G/A	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Empery Asset Master, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 592 shares of Common Stock issuable upon exercise of Warrants (See Item 4) 34,777 shares of Common Stock issuable upon exercise of Series I Warrants (See Item 4)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 592 shares of Common Stock issuable upon exercise of Warrants (See Item 4) 34,777 shares of Common Stock issuable upon exercise of Series I Warrants (See Item 4)
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

592 shares of Common Stock issuable upon exercise of Warrants (See Item 4)

34,777 shares of Common Stock issuable upon exercise of Series I Warrants (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.90% (See Item 4)
12	TYPE OF REPORTING PERSON CO

CUSIP No. 75601N302	13G/A	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Empery Tax Efficient, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 440 shares of Common Stock issuable upon exercise of Warrants (See Item 4) 17,659 shares of Common Stock issuable upon exercise of Series I Warrants (See Item 4)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 440 shares of Common Stock issuable upon exercise of Warrants (See Item 4) 17,659 shares of Common Stock issuable upon exercise of Series I Warrants (See Item 4)
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

440 shares of Common Stock issuable upon exercise of Warrants (See Item 4)

17,659 shares of Common Stock issuable upon exercise of Series I Warrants (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.51% (See Item 4)
12	TYPE OF REPORTING PERSON PN

CUSIP No. 75601N302	13G/A	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Empery Tax Efficient II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 215 shares of Common Stock issuable upon exercise of Warrants (See Item 4) 23,323 shares of Common Stock issuable upon exercise of Series I Warrants (See Item 4)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 215 shares of Common Stock issuable upon exercise of Warrants (See Item 4) 23,323 shares of Common Stock issuable upon exercise of Series I Warrants (See Item 4)
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

215 shares of Common Stock issuable upon exercise of Warrants (See Item 4)

23,323 shares of Common Stock issuable upon exercise of Series I Warrants (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.95% (See Item 4)
12	TYPE OF REPORTING PERSON PN

CUSIP No. 75601N302	13G/A	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Empery Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,247 shares of Common Stock issuable upon exercise of Warrants (See Item 4) 75,759 shares of Common Stock issuable upon exercise of Series I Warrants (See Item 4)*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,247 shares of Common Stock issuable upon exercise of Warrants (See Item 4) 75,759 shares of Common Stock issuable upon exercise of Series I Warrants (See Item 4)*
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,247 shares of Common Stock issuable upon exercise of Warrants (See Item 4)

75,759 shares of Common Stock issuable upon exercise of Series I Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (See Item 4)*
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, the Series I Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 75601N302	13G/A	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS Ryan M. Lane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,247 shares of Common Stock issuable upon exercise of Warrants (See Item 4) 75,759 shares of Common Stock issuable upon exercise of Series I Warrants (See Item 4)*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,247 shares of Common Stock issuable upon exercise of Warrants (See Item 4) 75,759 shares of Common Stock issuable upon exercise of Series I Warrants (See Item 4)*
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,247 shares of Common Stock issuable upon exercise of Warrants (See Item 4)

75,759 shares of Common Stock issuable upon exercise of Series I Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, the Series I Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 75601N302	13G/A	Page 7 of 9 Pages

1	NAMES OF REPORTING PERSONS Martin D. Hoe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,247 shares of Common Stock issuable upon exercise of Warrants (See Item 4) 75,759 shares of Common Stock issuable upon exercise of Series I Warrants (See Item 4)*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,247 shares of Common Stock issuable upon exercise of Warrants (See Item 4) 75,759 shares of Common Stock issuable upon exercise of Series I Warrants (See Item 4)*
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,247 shares of Common Stock issuable upon exercise of Warrants (See Item 4)

75,759 shares of Common Stock issuable upon exercise of Series I Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, the Series I Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 75601N302	13G/A	Page 8 of 9 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on July 29, 2016 (the "Original Schedule 13G" as amended, the "Schedule 13G"), with respect to shares of Common Stock, $0.0001 par value (the "Common Stock"), of Real Goods Solar, Inc. (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 4 and 5 in their entirety as set forth below.

Item 4.	OWNERSHIP.

The information as of the date of the this filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 1,183,150 shares of Common Stock issued and outstanding as of December 23, 2016, as represented in the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 30, 2016 (but after giving effect to the 1:30 reverse stock split that was consummated by the Company on January 25, 2017) and assumes the exercise of the Company’s reported warrants (the "Reported Warrants") subject to the Blockers (as defined below) with respect to the Series I Warrants. All of the share numbers referenced in this statement give effect to the 1:30 reverse stock split consummated by the Company on January 25, 2017.

Pursuant to the terms of the Series I Warrants, the Reporting Persons cannot exercise the Reported Series I Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the "Blockers"), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blockers. Consequently, as of the date of the event which requires filing of this statement, the Reporting Persons were not able to exercise all of the Series I Warrants due to the Blocker.

The Investment Manager, which serves as the investment manager to the Empery Funds, may be deemed to be the beneficial owner of all shares of Common Stock underlying the Reported Warrants (subject to the Blockers) held by, the Empery Funds. Each of the Reporting Individuals, as Managing Members of the General Partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all shares of Common Stock underlying the Reported Warrants (subject to the Blockers) held by the Empery Funds. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Empery Funds and the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

CUSIP No. 75601N302	13G/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: January 30, 2017

EMPERY ASSET MANAGEMENT, LP
By: EMPERY AM GP, LLC, its General Partner, on behalf of itself and each of the Empery Funds

By: _/s/ Ryan M. Lane___________________
Name: Ryan M. Lane
Title: Managing Member

_/s/ Ryan M. Lane______________________
Ryan M. Lane

_/s/ Martin D. Hoe______________________
Martin D. Hoe